FOLEY & LARDNER LLP ATTORNEYS AT LAW
402 W. Broadway, Suite 2300 San Diego, CA 92101-3542 619.234.6655 TEL 619.234.3510 FAX www.foley.com
	March 1, 2005	WRITER'S DIRECT LINE 619.685.4604 alenain@foley.com EMAIL
VIA FEDEX and EDGAR		CLIENT/MATTER NUMBER 028295-0101

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Alliance Pharmaceutical Corp. File No. 0-12950 Form 10-KSB for Fiscal Year ended June 30, 2004 Internal Control No. 12523

Dear Ms. Blye:

        Reference is made to your letter of December 28, 2004 to Duane Roth, Chief Executive Officer of Alliance Pharmaceutical Corp. (the “Company”) and your letter of February 23, 2005, concerning the agreement filed as Exhibit 10.70 to the Company’s Form 10-KSB for the fiscal year ended June 30, 2004 (through incorporation by reference to Exhibit 10.2 of the Company’s 10-QSB for the fiscal quarter ended March 31, 2004).

        The document filed as Exhibit 10.70 to the Form 10-KSB is the Development, Assignment and Supply Agreement entered into April 1, 2004 by and between the Company’s subsidiary, PFC Therapeutics, LLC (“PFC”) and Nycomed Denmark ApS (the “Nycomed Agreement”), pursuant to which PFC granted Nycomed the right to market and sell a fluorocarbon emulsion known as Oxygent™ in various countries. As noted in my letter of January 12, 2005, the Nycomed Agreement has been formally terminated.

        In response to the supplemental information you have requested pursuant to your February 23, 2005 letter, neither PFC, nor the Company, has any plans or intentions to sell Oxygent in either Iran or Syria. Please let us know if you require any additional information.

Very truly yours, /s/ Adam Lenain Adam C. Lenain, Esq.

cc:	Duane Roth John Wurst Renee Roth Ken Polin, Esq.

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